

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 30, 2018

Paul Edick
President and Chief Executive Officer
Xeris Pharmaceuticals, Inc.
180 N. LaSalle Street, Suite 1800
Chicago, IL 60601

> **Re: Xeris Pharmaceuticals, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 24, 2018**
> **File No. 333-225191**

Dear Mr. Edick:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Notes to Unaudited Interim Financial Statements
Note 4: Long-term Debt, page F-27

1. As it appears that you cannot avoid paying the 6.5% final payment fee on your Senior Secured Loan Facility, please revise your disclosure to indicate how you account for this fee over the life of the loan.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Brunhofer at 202-551-3638 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Erin Jaskot at 202-551-3442 with any other questions.


Division of Corporation Finance
Office of Healthcare & Insurance


cc: Joseph C. Theis, Jr., Esq.